ASSET PURCHASE AGREEMENT


     THIS ASSET PURCHASE AGREEMENT (the "Agreement") dated as of May 23, 1996, by and among T-C THREADS, INC. d/b/a THREADS USA, a Tennessee corporation ("TUSA"), THREADS OF PUERTO RICO, INC., a North Carolina corporation ("TPR"), PRODUCTOS PARA LA INDUSTRIA DE LA MAQUILA, S.A. PRIMA, a Honduras corporation ("Prima"), HILOS Y ACCESORIOS, S.A. DE C.V., a Mexico corporation ("Hilos") and DIXIE YARNS, INC., a Tennessee corporation ("Dixie") (TUSA, TPR, Prima and Hilos are sometimes collectively referred to herein as "Threads" and TUSA, TPR, Prima, Hilos and Dixie are sometimes referred to herein individually as the "Seller" and collectively as the "Sellers") and AMERICAN & EFIRD, INC., a North Carolina corporation (the "Buyer").

     W I T N E S S E T H:

     WHEREAS, Threads is engaged in the business of manufacturing and selling industrial sewing thread and greige yarn and distributing notions and other related products and supplies (the "Business"); and

     WHEREAS, certain assets used in connection with the Business are owned by Dixie; and

     WHEREAS, the Sellers desire to sell, assign, transfer, convey and deliver to the Buyer and the Buyer desires to purchase all of the Sellers' right, title and interest in and to certain of the Sellers' assets related to the Business, as more particularly set forth herein;

     NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, the parties hereto agree as follows:



1. PURCHASE OF ASSETS. At the Closing (as defined in Section 17 herein), the Sellers shall bargain, sell, assign, convey and transfer to the Buyer and the Buyer shall purchase and acquire from the Sellers (i) all of the Sellers' right, title and interest in and to all of the assets of Threads owned by Threads on the Closing Date (as defined in Section 17 herein) and
(ii) those assets of Dixie which are used primarily in connection with the Business, other than as to both clause (i) and clause (ii), the Excluded Assets (as defined in Section 6 herein). The assets of the Sellers to be purchased hereunder shall include:

(a) All of the Sellers' right, title and interest in the parcels of land described in Schedule 1(a) (the "Land"), together with all of the Sellers' right, title and interest in (i) improvements, fixtures, equipment (including without limitation all plumbing, electrical, heating and air conditioning systems) and each and every type of other physical improvement located at, on or affixed to the Land to the full extent such items constitute, or are or may be construed as, realty under the laws of the jurisdiction in which the land is located (the "Improvements"); (ii) all oil, gas, water, and mineral rights; (iii) all easements, rights of way and any and all other rights appurtenant thereto; (iv) all transferable licenses, permits, appurtenances, drawings, plans, specifications, development rights, certificates of occupancy, records and all other items used in the ownership and/or operation of the Real Property (as hereinafter defined). The Land and Improvements, and such other rights, easements, rights of way and other items as described above are hereinafter collectively referred to as the "Real Property";

(b) All of Sellers' rights, title and interest in and to the real property leases which the Buyer has agreed to accept, which leases are set forth in
Schedule 1(b) (the "Leases"). The parcels of land and all improvements, fixtures and attachments thereon under tenancy as set forth in the Leases and the Moonachie Sublease (as hereinafter defined) are hereinafter referred to as the "Leased Property";

(c) All of (i) Dixie's tangible assets located on the Real Property, the Leased Property and the Irving Property (as hereinafter defined) and (ii) all of Threads' tangible assets (excluding as to both clause (i) and clause
(ii) tangible assets that are Excluded Assets), including but not limited to all assets located on the Real Property, the Leased Property and the Irving Property (that certain "Dixie Yarns, Inc. Property Listing" dated February 16, 1996, marked to reflect the items thereon that were found by Buyer during an inventory taken February 26, 1996 through March 31, 1996 is attached hereto as Schedule 1(c)) (all such assets are hereinafter collectively referred to as the "Fixed Assets");

(d) All of Threads' owned motor vehicles and trailers listed on Schedule 1(d) attached hereto (the "Motor Vehicles");

(e)  All of Threads' customer lists, as set forth on the reports listed on
Schedule 1(e)(i) (the "Customers") attached hereto (which reports contain aggregate sales information with respect to each Customer for the periods indicated), and all records (including, without limitation, credit files and excluding records subject to confidentiality restrictions imposed by third parties). A list of such excluded records relating to customers having outstanding balances with Threads of $10,000 or more as of May 13, 1996 is set forth on Schedule 1(e)(ii) (the "Excluded Customer Reports");

(f)  All of Threads' owned intangible assets, including but not limited to
(i) the rights to software developed by or for Threads for use on the local area network of Threads' Gastonia facilities, including the source code and all related documentation, as such rights and software are described in the Computer Systems and Administrative Services Agreement (as hereinafter defined), (ii) the rights under computer software license agreements permitted to be assigned under the terms of such agreements, as such rights and software are described in the Computer Systems and Administrative Services Agreement, (iii) all agreements not to compete with Threads which are transferable by the terms thereof, (iv) all nondisclosure agreements with Threads which are transferable by the terms thereof (including without limitation those agreements entered into with prospective purchasers of the Assets), and (v) any and all claims or causes of action Sellers have or may have against any party that has caused any damage or injury to the Real Property including, but not limited to, claims or causes of action arising out of or resulting from the release, threatened release, discharge, disposal, spill, leak or emission of any Hazardous Materials or Other Materials (as such terms are hereinafter defined) (the "Intangibles"); excluding, however, any and all of Threads' employment agreements and agreements pertaining to Threads' employee welfare benefit plans, stock option plans or bonus plans or any other similar benefit, bonus or compensation plans or similar items;

(g) Whether or not reflected on the Sellers' books and records (i) all of TUSA's rights in the name "Threads USA," which, except as otherwise provided herein, TUSA will cease using as of the Closing; all of TUSA's rights in the name "T-C Threads, Inc.," all of TPR's rights in the name "Threads of Puerto Rico, Inc.," all of Prima's rights in the name "Productos Para La Industria de la Maquila, S.A. Prima" and all of Hilos' rights in the name "Hilos y Accesorios," all of which names will be changed immediately following the Closing in accordance with Section 7 below; and all of the Sellers' rights in any corporate names, trademarks, tradenames, copyrights, or service marks currently or historically used in connection with the Business, all of which are listed on Schedule 1(g)(i) attached hereto (the "Trademarks and Tradenames"), and the goodwill of the Business in connection therewith (the "Goodwill"), (ii) the going concern value of the Business (the "Going Concern Value") and (iii) all of the Sellers' rights in the patents, patent registrations and applications, inventions, trade secrets, secret processes, formulae, know-how and other proprietary data and information, intellectual property and licenses thereof relating solely to the Business, all of which are listed on Schedule 1(g)(iii) attached hereto (the "Rights");

(h) All of Threads' business records relating to the Business that the Buyer considers useful, including, but not limited to, all personnel files with respect to the Employees (as hereinafter defined) employed by the Buyer, supplier lists and files, sales listings, advertising and promotional materials, files, records and inventory records (the "Records"); provided, however, that Threads may retain a copy (or, if required, may retain the original and provide a copy to the Buyer) of such documents as needed for legal or business purposes;

(i) All of Threads' rights under all material contracts, personal property leases, licenses and other agreements (including without limitation the Railroad Agreements (as listed on Schedule 1(i)) pertaining to the Business (each of which is to be assumed by the Buyer pursuant to Section 8(a) hereof unless excluded pursuant to Section 8(d) hereof), as set forth on
Schedule 1(i) attached hereto (the "Contracts") to the extent such Contracts are assignable by the terms thereof or consent to assignment is obtained prior to the Closing;

(j) All of Threads' unemployment tax reserves held by any applicable state and ratings relating to the Business to the extent assignment thereof to the Buyer is permitted by applicable law and the Buyer requests that they be assigned (the "Tax Reserves");

(k) All of Threads' federal, state and local licenses required for the conduct of the Business (including, but not limited to, environmental discharge permits) to the extent assignment thereof to the Buyer is permitted by applicable law (the "Licenses");

(l) All of the Sellers' rights to all of their telephone numbers and facsimile numbers, and to the post office boxes set forth on Schedule 1(l) attached hereto (the "Telephone Numbers, Etc.");

(m) All other assets of Threads other than the Excluded Assets, used or useful in the Business and whether or not reflected on Sellers' books and records;

(n) Dixie's rights to computer software and under the computer software license agreements as such rights and software are described in the Computer Systems and Administrative Service Agreement;

(o) All other assets of Dixie used primarily in connection with the Business, which assets are listed on the "Dixie Yarns Property Listing Threads USA" attached hereto as Schedule 1(o) (collectively, the "Other Dixie Assets"); and

(p) Contract rights of the Sellers' expressly assumed by the Buyer pursuant to Section 8(a).

2.  RAW MATERIALS, SUPPLIES, MACHINERY PARTS AND IN-PROCESS INVENTORIES.

(a) In addition to the assets to be purchased pursuant to Section 1 above, at the Closing Threads shall bargain, sell, assign, convey and transfer to the Buyer and the Buyer shall purchase and acquire from Threads all of Threads' right, title and interest in and to Threads' raw materials (excluding greige yarn), supplies, machinery parts ("Parts") and in-process inventories as the same exist as of the Closing Date (the "Raw Materials, Supplies, Parts and In-Process Inventories"); provided, however, that the Buyer, upon inspection, may, at the Buyer's sole discretion, exclude from the items to be purchased pursuant to this Section 2, any and all Raw Materials, Supplies, Parts and In-Process Inventories (i) which are defective or obsolete, (ii) which are more than three months old (as measured from the date of manufacture or purchase by Threads, whichever is applicable), (iii) which are not used or useful in the Business or the business of Buyer, (iv) which are of unacceptable quality or (v) to the extent such items, as of the Closing Date, exist in quantities greater than a three months supply (based on the usage of Threads in the ordinary course of business during the three full fiscal months prior to the Closing Date). Only Parts for machinery that is still being used by Threads in its current operations as of the Closing Date shall be included as a Part purchased hereunder, and such Parts may not be excluded from purchase hereunder by the Buyer on the basis that such Parts are more than three months old or that the quantity of such Parts constitutes more than a three month supply. The unit prices to be used for each item purchased hereunder (other than in-process inventories) will be the lesser of (i) the historical purchase price of the same as reflected in the books and records of Threads (substantiated by vendor invoices) or (ii) the market value of such items as of the Closing Date plus ten percent (10%). The valuation for in-process inventories will be determined in accordance with Schedule 2(a) ("In-Process Inventory Valuation"). A joint physical inventory of the Raw Materials, Supplies, Parts and In-Process Inventories shall be conducted by the parties prior to the Closing Date at times to be agreed to by the parties.

(b) Notwithstanding anything contained herein to the contrary, the Buyer in its sole discretion may elect to purchase at any time during the first three (3) months following the Closing Date, and Dixie shall be obligated to sell following a two-week delivery notice from Buyer up to that number of cotton bales set forth on Schedule 2(b) ("Cotton Bales") provided that such cotton is necessary to allow Buyer to continue operations without a major disruption in terms of supply. All purchases and sales of cotton hereunder shall be at the market price as determined by the average of quotes from the vendors set forth on Schedule 2(b) attached hereto as of the date of any purchase order submitted by the Buyer to Dixie as its two-week delivery notice.

3. NOTIONS. In addition to the assets to be purchased pursuant to Sections 1 and 2 above, at the Closing, Threads shall bargain, sell, assign, convey and transfer to the Buyer and the Buyer shall purchase and acquire from Threads all of Threads' right, title and interest in and to all notions finished goods at the Seller's Kaplan, Illinois facility (the "Notions Finished Goods"); provided, however, that the Buyer may, at the Buyer's sole discretion, exclude any item (a) that is defective or obsolete, (b) that is more than six months old (as measured from the date of purchase), (c) that is not in the Buyer's or Threads' line of business,
(d) that is of uncertain quality or (e) to the extent that such item exists in an amount exceeding a six month supply (based on the average of sales by TUSA of such item during the six month period immediately preceding the Closing Date). The unit prices to be used for each item purchased hereunder shall be the lesser of the actual historical cost (substantiated by vendor invoices) or fair market value. A joint physical inventory of the Notions Finished Goods shall be conducted by the parties prior to the Closing Date at times to be agreed to by the parties.

  The assets listed in Section 1, Raw Materials, Supplies, Parts, In-Process Inventories, and Notions Finished Goods are hereinafter collectively referred to as the "Assets".

4. GREIGE YARN; FINISHED GOODS. On the Closing Date, the Buyer and Sellers shall enter into a separate agreement governing the purchase, sale or other disposition of greige yarn and finished goods, excluding the Notions Finished Goods referred to in Section 3 hereinabove, owned by Threads as of the Closing Date, which agreement shall be substantially in the form of Exhibit A attached hereto (the "Yarn and Finished Goods Agreement").

5. ACCOUNTS RECEIVABLE. On the Closing Date, the Buyer and Sellers shall enter into a separate agreement governing the rights and responsibilities of the parties with respect to the accounts receivable of Threads existing as of the Closing Date, which agreement shall be substantially in the form of Exhibit B attached hereto (the "Accounts Receivable Agreement").

6. EXCLUDED ASSETS. The assets to be purchased and sold hereunder, and the term "Assets" as used herein, shall not include the following assets of the Sellers (the "Excluded Assets"):

(a)  cash and cash equivalents, wherever located;

(b)  all tax and general corporate records;

(c)  accounts receivable;

(d)  inventory of greige yarn;

(e)  finished goods thread inventory;

(f) Employee Benefit Plans (as defined in Section 11(aa)), including any accounts, trusts, or other assets held in connection therewith by the Sellers; and

(g) those certain assets of Dixie or Threads set forth in Schedule 6(g) (the "Other Excluded Assets") hereto.

7. ABSENCE OF LIENS; INSTRUMENTS OF CONVEYANCE AND TRANSFER; CHANGE OF SELLER'S NAME. All of the Assets will be conveyed to the Buyer free and clear of all liens, encumbrances, security interests, charges and liabilities except (i) for liens of taxes and assessments not yet due and payable or for taxes that the taxpayer is contesting in good faith through appropriate proceedings; (ii) for unfiled materialmen's, mechanics and similar liens incurred in connection with the ordinary course of operating, repairing and maintaining the Assets, which do not exceed $5,000 with respect to the Real Property or $5,000 with respect to the Fixed Assets and the Vehicles; (iii) for such state of facts that are shown by the current surveys of the Real Property; (iv) for other defects and encumbrances which do not materially affect the usefulness of the Real Property for the purposes for which it is presently being utilized, which are listed as exceptions in the title insurance policy obtained by the Buyer with respect to the Real Property and which are in all respects reasonably acceptable to the Buyer ("Permitted Liens"); and (v) Permitted Exceptions (defined hereinafter). On the Closing Date, the Sellers shall deliver to the Buyer such certificates, bills of sale, documents of title and other instruments of conveyance and transfer, in a form satisfactory to the Buyer, as shall be reasonably necessary and effective to vest in the Buyer good and marketable title in and to any property sold, transferred, conveyed or delivered under this Agreement.

  TUSA agrees that within five (5) days after the Closing, it will change its corporate name to a name approved by the Buyer, it will terminate all assumed name or similar certificates for "Threads USA" and except as otherwise provided in the Related Documents will cease using "T-C Threads", "Threads USA" or any assumed name. TPR agrees that within five (5) days after the closing, it will change its corporate name to a name approved by the Buyer and except as otherwise provided in the Related Documents cease using all currently used assumed names, corporate name or brand names. Prima agrees that immediately after the Closing, it will proceed to change its corporate name to a name approved by the Buyer and except as otherwise provided in the Related Documents cease using all currently used assumed names, corporate name or brand names. Hilos agrees that immediately after the Closing, it will proceed to change its corporate name to a name approved by the Buyer and except as otherwise provided in the Related Documents cease using all currently used assumed names, corporate name or brand names. The Sellers agree not to use Threads USA in any assumed name, corporate name or brand name except as otherwise provided in the Related Documents.

8.  ASSUMPTION OF LIABILITIES.

(a) Buyer assumes none of the liabilities of Sellers of any kind whatsoever, whether known or unknown, contingent or otherwise, except:

  (i) liability occurring on or after the Closing Date for those certain real estate leases, equipment leases, contracts and other liabilities of Threads, as set forth on Schedule 8(a) attached hereto (the "Assumed Liabilities");

  (ii) as otherwise provided in the Assignment and Assumption Agreement, which agreement shall be in substantially the form attached hereto as Exhibit C (the "Assignment and Assumption Agreement");

  (iii) open sales and supply orders of Threads incurred in the ordinary course of business, which provide for the purchase or sale of goods at reasonable prices and in reasonable quantities and, except as otherwise set forth on Schedule 8(a), which do not impose obligations on the part of the Buyer beyond sixty (60) days following the Closing Date; provided, however, that if the assumption of any such sales or supply order imposes upon the Buyer the obligation to sell goods at a price that is more than ten percent (10%) less than the Buyer's average selling price for comparable goods during the same period or to purchase goods at a price that is more than ten percent (10%) greater than the Buyer's average purchase price for comparable goods during the same period, the Sellers, upon presentation by the Buyer of reasonable evidence of such occurrence, shall pay to the Buyer an amount equal to the sum of (A) the aggregate amount by which such sales were more than ten percent (10%) less than such average selling price plus
(B) the aggregate amount by which purchases were more than ten percent (10%) more than such average purchase price; provided further that if the goods are greige yarn or finished goods subject to the Yarn and Finished Goods Agreement, then instead of the foregoing the Sellers shall pay to the Buyer twenty-five percent (25%) of the amount by which such sales were more than ten percent (10%) less than such average selling price; and

  (iv) the obligation to effect any environmental remediation required after the Closing with respect to the Real Property, other than with respect to the Environmental Remedial Actions listed on Schedule 16(k).

(b) Sellers shall indemnify and hold Buyer harmless with respect to any liabilities not assumed by Buyer hereunder subject to the provisions of
Section 20 hereof. Buyer agrees that it will fully pay, perform, observe the terms, satisfy, and/or discharge each, every, and all liabilities of Sellers arising from and after the Closing Date on those specific items it assumes under this Section 8. Buyer will use its best efforts to effect a novation of the items listed on Schedule 1(b) and Schedule 8(a) to substitute Buyer in place of Sellers as the contracting party.

(c) The Sellers and the Buyer will pay their own expenses, including legal and accounting expenses in connection herewith; provided one-half of the fees and expenses of the Collier, Shannon, Rill & Scott law firm related to regulatory filings and approvals required in connection with the transaction contemplated herein shall be paid by the Buyer and one-half by the Sellers.

(d) By written notice to the Sellers given not less than five (5) days prior to the Closing Date (or, with respect to the computer software licenses referenced in Schedule 1(i), by written notice given prior to the Closing), the Buyer may exclude from the Assets purchased hereunder and the liabilities assumed hereunder any of the Contracts listed or referenced on
Schedule 1(i).

9.  PURCHASE PRICE.

(a) Amount. The purchase price to be paid by the Buyer at Closing shall be the sum of the following:

  (i) for the assets set forth in Section 1 herein, Twenty-Three Million and 00/100 Dollars ($23,000,000);

  (ii) for the Raw Materials, Supplies, Parts and In-Process Inventories, the aggregate purchase price as determined in accordance with Section 2 herein, but not to exceed Five Million Three Hundred Sixty-Seven Thousand and 00/100 Dollars ($5,367,000), of which amount the portion paid for Parts shall not exceed Five Hundred Seventy-Five Thousand and 00/100 Dollars ($575,000); and

  (iii) for the Notions Finished Goods, the aggregate purchase price as determined in accordance with Section 3 hereof, but not to exceed Four Hundred Thousand and 00/100 Dollars ($400,000).

  The total of all the purchase prices set forth hereunder shall be collectively referred to as the "Purchase Price", and shall be paid by the Buyer at Closing as full payment for the Assets.

(b) Allocation. The allocation of the Purchase Price shall be established by the Buyer and shall be delivered to the Sellers within six (6) months following the Closing (the "Purchase Price Allocation"). The Buyer and the Sellers agree to use such allocation for all federal income tax purposes, including without limitation on Internal Revenue Service Form 8954 (Asset Acquisition Statement under Internal Revenue Code Section 1060) which form each of the Buyer and the Sellers is required to file in connection with the transactions contemplated hereby and which form each of the Buyer and the Sellers hereby covenant and agree to timely and properly file with its federal income tax return, provided that such allocation is in accordance with Internal Revenue Code Section 338(b)(5).

(c) Payment of Purchase Price. The Purchase Price shall be paid by Buyer in immediately available funds on the Closing Date as follows:

  (i) One Million Five Hundred Thousand Dollars ($1,500,000) shall be delivered by Buyer to a mutually acceptable escrow agent ("Escrow Agent"), said sum to be held in an escrow fund ("Escrow Fund") pursuant to the terms of an escrow agreement substantially in the form of Exhibit D hereto ("Escrow Agreement"). The Escrow Fund shall serve as the initial source for payment of indemnification claims of Buyer as provided in Section 20 hereof. All payments or distributions shall be made from the Escrow Fund in accordance with the terms of the Escrow Agreement. All income earned on the Escrow Fund shall be distributed in accordance with the terms of the Escrow Agreement; and

  (ii) The balance of the Purchase Price shall be transferred to an account designated by Sellers pursuant to wire transfer instructions provided to Buyer prior to the Closing.

10. RISK OF LOSS. Until the Closing, all risk of loss or damage to the Assets to be transferred to the Buyer shall be borne by the Sellers.

11. REPRESENTATIONS AND WARRANTIES OF THE SELLER. The Sellers, jointly and severally, hereby represent and warrant to the Buyer:

(a) Each of the Sellers is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated. Each of the Sellers is qualified and authorized to do business in, and is in good standing as a foreign corporation in, each jurisdiction in which such qualification or authorization is necessary for the conduct of the business in which each such Seller is now engaged and in which the failure to qualify would have a material adverse effect on the operations and financial condition of such Seller. Each of the Sellers has legal authority to enter into and perform this Agreement and all other agreements contemplated herein, and each has duly authorized the execution, delivery and performance of this Agreement and the other agreements and transactions contemplated herein.

(b) This Agreement has been validly executed and delivered by each of the Sellers and constitutes the valid and binding agreement and obligation of each of the Sellers, enforceable in accordance with its terms. At the Closing, the Yarn and Finished Goods Agreement, the Accounts Receivable Agreement, the Bill of Sale (as hereinafter defined), the Real Estate Instruments (as hereinafter defined), the Escrow Agreement, the Noncompetition Agreement (as hereinafter defined) and all other instruments or documents delivered in connection herewith or therewith (collectively, the "Related Documents") will each have been validly executed and delivered by each of the Sellers party thereto and will be the valid and binding agreements and obligations of such Sellers, enforceable in accordance with their terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's rights, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought forth.

(c) The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions contemplated hereby and thereby and the fulfillment and compliance with the terms and provisions hereof and thereof by the Sellers do not and will not violate, conflict with or constitute a breach of or default under or require any consent pursuant to any law or regulation presently applicable to the Sellers, their respective articles of incorporation or bylaws or any order of any court, regulatory body or arbitral tribunal or any agreement or instrument to which any of the Sellers is a party or by which they or any of their property is bound.

(d) Each of the Sellers has good marketable title to all the Assets, free and clear of all claims, charges, liens, security interests, conditional sales agreements or other encumbrances other than Permitted Exceptions.
The Sellers have provided the Buyer with the reports identified on Schedule 11(d)(i) ("1995 Property Adjustment Reports"), which reports together constitute a true and correct list of all additions, deletions, transfers and modifications that have been made during the period January 1, 1995 through December 30, 1995. Except as disclosed on Schedule 11(d)(ii) ("1996 Property Adjustment Reports"), no Fixed Assets have been deleted, sold or transferred during the period from December 30, 1995 through the date hereof. The Assets are currently in the possession of the Sellers and, to the extent listed on Schedule 1(c) or Schedule 11(d)(ii), are located at the Sellers' facilities as set forth on such schedules.

(e) None of the Sellers is in default of the terms of any contract for the delivery of any merchandise and, except as set forth on Schedule 11(e) ("Customer and Supplier Relationships"), none of the Sellers has knowledge
(i) that any Customer intends to terminate its current business relationship with any of the Sellers or would terminate such relationship upon the sale of the Assets of the Sellers described herein or (ii) that any of Threads' 100 largest Customers has any material dispute with Threads. Sellers have not entered into any contract relating to the Assets or their Customers other than contracts in the normal course of business. Each of the Sellers' relationships with its suppliers is reasonably satisfactory and, except as set forth on Schedule 11(e), none of the Sellers has knowledge that any supplier would refuse to do business with the Buyer.

(f) Except as set forth on Schedule 11(f) hereto ("Special Arrangements"), none of the Sellers (other than Dixie) has any volume incentive programs, rebate programs or consignment or special return arrangements with any Customer.

(g) Attached as Schedule 11(g) hereto (the "Sales Information") is a list of the total sales volume of each product sold by Threads during the fiscal year ended December 31, 1995.

(h) Each of the Sellers is solvent and has paid and intends to pay its creditors in the ordinary and normal course.

(i) To Sellers' knowledge, all of the Fixed Assets have been maintained according to Threads' normal business practices and no material adverse change to the Fixed Assets has occurred since February 26, 1996.

(j) Except as set forth on Schedule 11(j) ("Out of the Ordinary Course Transactions"), Threads has conducted its business in the ordinary and normal course since December 30, 1995.

(k) Attached as Schedule 11(k) ("Customer Complaints Summary") is a summary of Threads' compilation of Customer complaints listed according to type of complaint (which complaints have been deemed valid by Threads) made by Customers during the fiscal year ended December 30, 1995.

(l) Attached as Schedule 11(l) ("Blanket/Future Purchase Orders") is, to the Sellers' knowledge, a complete list of all blanket and future purchase orders from customers effective as of May 21, 1996.

(m) Except as set forth on Schedule 11(m) attached hereto ("Pending Lawsuits"), (i) there is no action, suit or proceeding at law or in equity or by or before any governmental instrumentality, agency or arbitral body now pending or, to the knowledge of any of the Sellers, threatened against or affecting Threads or any of the Assets and (ii) the Sellers do not know of any fact that could form the basis of a product liability, tort or other claim against or affecting Threads or any of the Assets in an amount in excess of $15,000 for any single claim.

(n) Except as indicated on Schedule 11(n) attached hereto ("Required Consents"), to the best of the Sellers' knowledge, no approval, consent or authorization of or registration, declaration or filing with any governmental body or agency which has not already been obtained is required in connection with the execution, delivery or performance by the Sellers of this Agreement or the Related Documents.

(o) None of the employees of Threads is employed under a contract which is not terminable at will. Threads has not entered into any agreement of any kind with any local, national or international labor union, nor to the best of Threads' knowledge is any election with respect thereto pending or threatened. Except as set forth in Schedule 11(o) ("Employment Discrimination and Other Claims"), Threads is not a party to any employment discrimination or other labor related charge, claim, investigation, agreement or proceeding nor is any such action pending or threatened. All obligations, responsibilities, liabilities for unpaid wages, payroll expenses, benefits, severance, employment taxes or any other employment related obligations to both Employees (as hereinafter defined) or taxing authorities incurred prior to the Closing are the sole responsibility and obligation of Threads.

(p) Each of the exhibits and schedules attached hereto is incorporated herein by reference and is true, correct and complete in all material respects with respect to each item thereof.

(q) Except as set forth on Schedule 11(q) ("Customer and Supplier Contracts"), Threads has no contract with any Customer or supplier (except for purchase orders received or issued in the ordinary course of business) and is not subject to any license or franchise agreement with any customer or supplier. No consent of any supplier is required in order for the Buyer to distribute such supplier's merchandise to the Customers.

(r) None of the Sellers is in default nor has any Seller received any notice of default under any of the Contracts. Except as noted on Schedule 11(r) ("Assignable upon Consent Contracts"), all Contracts are assignable to the Buyer without the consent of the third party.

(s) Except as identified in the inventory reports to be provided to the Buyer in connection with the physical inventories described in Sections 2 and 3 hereof, all Raw Materials, Supplies, Parts and In-Process Inventories and all Notions Finished Goods are unused and undamaged. To the extent that such inventory reports state the number and type of items reported to be in a container, such information shall be accurate.

(t) Schedule 11(t) (the "Consigned Stock Locations") contains a list of all consigned stock locations at which consigned inventory of the Sellers is located as of the Closing Date.

(u) To the Sellers' knowledge, Threads has available to it on the Real Property, Leased Property, and Irving Property (as hereinafter defined) sufficient power, fuel oil, natural gas and water supplies and adequate sewage and waste disposal systems for the operation of the Business as presently conducted, and, to the best of Threads' knowledge, all such supplies and systems will be available after the Closing.

(v) Except as set forth on Schedule 11(v) ("Real Property Compliance and Repairs"), to Sellers' knowledge, the Real Property, the Leased Property and the Irving Property comply in all material respects with all applicable restrictions, building ordinances and zoning ordinances and all regulations of the applicable health and fire departments, and no material alteration, repair, improvement or other work has been performed in respect of such Improvements within the last 120 days. The Real Property, Leased Property and Irving Property and Threads' continued use, occupancy and operation of the Real Property, Leased Property and Irving Property as currently used, occupied and operated is not prohibited under any law, code, ordinance, rule, regulation or order affecting such Real Property, Leased Property and Irving Property, and, to Sellers' knowledge, except for certain infringements on railroad easements, rights of way or real property, the continued existence, use, occupancy and operation on the Real Property, Leased Property and Irving Property, and the right and ability to repair and/or rebuild improvements on the Real Property, Leased Property and Irving Property in the event of casualty, is not dependent on any special permit, exception, approval or variance. Each Improvement on the Real Property, Leased Property and Irving Property has direct access, adequate for the operation of the business of Threads in the ordinary course, to a public street adjoining such Real Property, Leased Property and Irving Property on which such improvement is situated, and, except as shown on surveys prepared in connection with the transactions contemplated by this Agreement, no existing way of access to any improvement crosses or encroaches upon any property or property interest not leased or owned by Threads. There is no condemnation proceeding pending or, to the best of the Sellers' knowledge, threatened with respect to any parcel of the Real Property, Leased Property or Irving Property.

(w) (i) Except as set forth in those reports identified on Schedule 11(w)(i) ("Environmental Reports"), Sellers have no knowledge of any release, threatened release, application, spill, leak, discharge or emission of any Hazardous Material or Other Material (as such terms are hereinafter defined) to the air, surface water, groundwater or soil of the Real Property, Leased Property and Irving Property which must be reported to any governmental agency pursuant to, or which is a violation of, any of the Environmental Laws or Health and Safety Laws (as such terms are hereinafter defined).

  (ii) Except as set forth in those reports identified on Schedule 11(w)(i) and Schedule 11(w)(ii) ("Environmental Exceptions"), Sellers, to their knowledge, have duly complied in all material respects with, and the Real Property, Leased Property and Irving Property are in compliance with, the Environmental Laws and Health and Safety Laws.

  (iii) Except for the reports identified on Schedule 11(w)(i), Sellers have no other documents or information relating to or disclosing any release, threatened release, application, spill, leak, discharge or emission of any Hazardous Material or Other Material to the air, surface water, groundwater or soil of the Real Property, Leased Property or Irving Property, or relating to the material violation of any Environmental Law or any Health and Safety Law at the Real Property, Leased Property or Irving Property.

  (iv) Sellers have provided the Buyer with true, accurate and complete information, to the extent of Sellers' knowledge and to the extent that such information is material, pertaining to the environmental history of the Real Property, Leased Property and Irving Property.

  (v) Sellers, to their knowledge, have been issued or have applied for all permits, licenses, certificates and approvals required by the Environmental Laws and Health and Safety Laws for the operation of the Business (the "Permits"), a complete list of which is set forth on Schedule 11(w)(v). To the extent permissible, Sellers shall maintain such Permits, even after the Closing, until Buyer can secure similar Permits in its name, provided that the Buyer acts with diligence to secure such Permits promptly.

  (vi) Except as set forth in those reports identified on Schedule 11(w)(i), Sellers have received no notice of, and do not know of or suspect, any facts which, as of the Closing, would constitute a violation of the Environmental Laws or any material violation of Health and Safety Laws with respect to the Real Property, Leased Property or Irving Property.

  (vii) Except as disclosed in Schedule 11(w)(vii) (the "Environmental Complaints"), Sellers have no knowledge of any complaint, order, directive, claim, citation, notice, information request or investigation by any governmental authority or any other person or entity with respect to (i) any release, threatened release, application, spill, leak, discharge or emission of any Hazardous Material or Other Material to the air, surface water, groundwater or soil of the Real Property, Leased Property and Irving Property, or (ii) any violation or alleged violation of any Environmental Laws or Health and Safety Laws at the Real Property, Leased Property or Irving Property.

  (viii) To Sellers' knowledge, there has never been a 3,000 gallon underground storage tank as identified on a site map as being located near the concrete ramp at Seller's Synthetics Plant.

  (ix) Except as set forth in those reports identified on Schedule 11(w)(i), to Sellers' knowledge, non-hazardous solid waste materials have not been disposed of or buried at the Real Property, Leased Property or Irving Property.

  For the purposes of this Agreement, the following definitions shall apply:

  "Hazardous Materials" means and includes any hazardous or toxic substance or waste or any contaminant or pollutant, including, but not limited to, "hazardous substances" as defined by the Comprehensive Environmental Response Compensation and Liability Act, as amended ("CERCLA"), a "hazardous waste" as defined by the Resource Conservation and Recovery Act ("RCRA"), as amended, PCBs, petroleum products, solvents, waste oil and grease.

  "Other Materials" means asbestos-containing materials and lead-based paint.

  "Environmental Laws" means and includes all applicable federal, state and local statutes, regulations, ordinances, rules, and orders which pertain to
(i) the protection of the environment; (ii) the release, threatened release, spill, leak, discharge or emission of any Hazardous Material to the air, surface water, groundwater or soil; (iii) the storage, treatment, disposal or handling of any Hazardous Materials or (iv) the construction, operation, maintenance, repair or closing of aboveground or underground storage tanks or impoundments containing or which previously contained Hazardous Materials.

  "Health and Safety Laws" means and includes all applicable federal, state and local statutes, regulations, ordinances, rules and orders which pertain to the protection of human health or safety, including but not limited to, the Occupational Health and Safety Act, as amended ("OSHA"), its implementing regulations, and any similar state laws and regulations.

(x) The Leases, as set forth in Schedule 1(b), are valid, in full force and effect and enforceable. The copies of the Leases delivered to the Buyer by the Sellers constitute all of the lease agreements affecting the Leased Property and are true, correct and complete in all respects. None of the Sellers is in default under the Leases, nor have they received any notice of default under the Leases, nor has any event occurred in which the passage of time would result in an event of default by the Sellers under the Leases. The Leases are assignable to Buyer and shall be assigned to the Buyer by the Sellers as of the Closing Date.

(y) Attached as Schedule 11(y) ("Quality Standards") is a summary of the Sellers' quality standards.

(z) Attached as Schedule 11(z) ("Summary of Insurance Policies") is a summary of Sellers' insurance policies covering the Fixed Assets, Real Property, Leased Property and Irving Property and the Motor Vehicles. All policies are occurrence policies. Sellers currently maintain commercial general liability and product liability coverage for the Business.

(aa) Except as set forth in Schedule 11(aa)(i) ("Pension Plans"), Sellers do not maintain, are not required to contribute to, have not maintained nor been required to contribute to within the past five years, any employee pension benefit plan within the meaning of Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or any multi-employer plan within the meaning of Section 3(37) of ERISA which provides or is designed to provide benefits for employees or former employees of Threads (or certain employees of Dixie identified by name in Schedule 11(aa)(iii) ("Selected Dixie Employees")) or their dependents or beneficiaries. As of the Closing Date, except as set forth in Schedule 11(aa)(ii) ("Welfare Plans"), Sellers do not maintain, and have not maintained nor been required to contribute to within the past five years, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA for which an employer is required to file an Annual Report (Form
5500) or if such plan had more then 100 participants would have been required to file an Annual Report (Form 5500) for such plan and which provides or is designed to provide benefits for employees or former employees of Threads (or the Selected Dixie Employees) or their dependents or beneficiaries. To the best of Seller's knowledge, as of the Closing Date, each of the employee benefit plans set forth in Schedule 11(aa)(i) and (ii) (collectively, the "Employee Benefit Plans") is in material compliance with, and has been administered in material compliance with, the provisions of ERISA and the Internal Revenue Code of 1986, as amended (the "Code"). In connection with each Employee Benefit Plan:

  (i) Sellers have provided to the Buyer true, complete and correct copies of (A) each Employee Benefit Plan (or, in the case of any unwritten Employee Benefit Plan, a description thereof), (B) each trust agreement and group annuity contract, if any, relating to any Employee Benefit Plan, (C) the most recent Annual Report (Form 5500) filed for each Employee Benefit Plan for which such a filing is required, and there has been no material change or amendment to any of such documents or filings relating to the Employee Benefit Plans as of the Closing Date.

  (ii)  Each Employee Benefit Plan intended to be a qualified plan under
Section 401(a) of the Code has received or applied for a favorable determination letter to that effect within the last two years, and nothing has occurred since the issuance of, or application for, such letter that would adversely affect the tax qualification of any such Employee Benefit Plan.

  (iii) There are no pending or, to the knowledge of Sellers, threatened claims (other than routine claims for benefits) against any of the Employee Benefit Plans or otherwise involving any such Employee Benefit Plan.

  (iv) None of the Employee Benefit Plans or any trust established thereunder has incurred any "accumulated funding deficiency" (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, as of the last day of the most recent fiscal year of each of the Employee Benefit Plans. No contribution failure has occurred with respect to any Employee Benefit Plan sufficient to give rise to a lien under Section 302(f) of ERISA. All material contributions, premiums or other payments due with respect to each Employee Benefit Plan for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on or prior to the Closing Date.

  (v) Sellers have not engaged in a transaction in connection with which Threads could be subject to either a liability or civil penalty assessed pursuant to Sections 409, 502(i) or 502(1) of ERISA (as defined herein) or a tax imposed pursuant to Sections 4971, 4972, 4974, 4975 or 4976 of the Code.

  (vi) Neither the Sellers, nor any member of a controlled group with the Sellers under Section 4001(a)(14) of ERISA or Section 414(b),(c),(m) or (o) of the Code or any organization to which any of the Sellers is a successor or parent corporation within the meaning of Section 4069(b) of ERISA, has engaged in any transaction, within the meaning of Section 4069 of ERISA.

  (vii) Except as described in Schedule 11(aa)(vii) ("Reportable Events"), within the past five years there has been no partial or complete termination or "reportable event" (as such term is defined in Section 4043 of ERISA) with respect to any Employee Benefit Plan that is an employee pension benefit plan within the meaning of Section 3(2) of ERISA which would require the giving of notice or any event requiring disclosure under
Section 4041(c)(3)(C) or 4063(a) of ERISA.

  (viii) Each Employee Benefit Plan that is a group health plan, as such term is defined in Section 5000(b)(1) of the Code, complies in all material respects with the applicable requirements of Section 4980B(f) of the Code. Except as described in Schedule 11(aa)(viii) ("Post-Retirement Life or Health Benefits"), none of the Employee Benefit Plans which are employee welfare benefit plans within the meaning of Section 3(1) of ERISA provide post-retirement life or health insurance benefits or coverage for any participant or any beneficiary of a participant.

  (ix) Except as described in Schedule 11(aa)(ix) ("Acceleration") neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby or thereby will (a) result in any payment becoming due to any person by reason of such person's employment by any of the Sellers, (b) increase any benefit otherwise payable under any Employee Benefit Plan, or (c) result in the acceleration of the time of payment or vesting of any such benefits.

  (x) None of the Sellers has any contract, plan or commitment, whether legally binding or not, to create any additional employee benefit plan to provide or designed to provide benefits for employees of Threads (or the Selected Dixie Employees) or their dependents or beneficiaries or to modify any existing Employee Benefit Plan except with respect to changes required by ERISA, the Code or other applicable law.

  (xi) Schedule 11(aa)(xi)(A) ("Eligible Employees-Defined Benefit") sets forth a complete and correct list of employees of Threads (including the Selected Dixie Employees) who as of or immediately following the Closing Date will be entitled under the terms of the plan to receive a benefit from the Dixie Yarns, Inc. Defined Benefit Plan, the aggregate lump sum value of such individuals' benefits and the assumptions upon which such value is based; Schedule 11(aa)(xi)(B) ("Eligible Employees-Nonqualified Contribution") sets forth a complete and correct list of employees of Threads (including the Selected Dixie Employees) who as of or immediately following the Closing Date will be entitled under the terms of the plan to receive a benefit from the Dixie Yarns, Inc. Nonqualified Defined Contribution Plan and the aggregate lump sum value of such individuals' benefits; and Schedule 11(aa)(xi)(C) ("Eligible Employees-Nonqualified Savings") sets forth a complete and correct list of employees of Threads (including the Selected Dixie Employees) who as of or immediately following the Closing Date will be entitled under the terms of the plan to receive a benefit from the Dixie Yarns, Inc. Nonqualified Employee Savings Plan and the aggregate lump sum value of such individuals' benefits.

(bb) Except as set forth on Schedule 11(bb) (the "Nontransferable Permits"), to Sellers' knowledge, all licenses and permits held by the Sellers and used in connection with the Business are transferable to the Buyer.

12. REPRESENTATION AND WARRANTIES OF THE BUYER. The Buyer hereby represents and warrants to the Sellers:

(a) The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of North Carolina, has legal authority to enter into and perform this Agreement and the Related Documents and has duly authorized the execution, delivery and performance of this Agreement and the Related Documents.

(b) The execution and delivery of this Agreement and the Related Documents, the consummation of the transactions contemplated hereby and thereby, and the fulfillment and compliance with the terms and conditions hereof and thereof, do not and will not violate, conflict with or constitute a breach of or default under or require any consent pursuant to any law or regulation presently applicable to the Buyer, its articles of incorporation or bylaws or any order of any court, regulatory body or arbitral tribunal or any agreement or instrument to which the Buyer or any of its affiliates is a party or by which any of such entities or any of its property is bound.

(c) There has not been incurred any obligation on behalf of the Buyer to pay any commission, finders' fee or similar charge in connection with this transaction and the Buyer shall indemnify the Sellers with respect to any claim by any person or entity claiming such fee.

(d) This Agreement and the Related Documents, upon execution and delivery thereof by the respective parties, will be the legal, valid and binding agreements of the Buyer enforceable against the Buyer in accordance with their respective terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's rights, and (ii) the remedy of specific performance in injunction and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought forth.

13. NONCOMPETITION AGREEMENT. At the Closing, the Sellers shall enter into a noncompetition agreement with the Buyer (the "Noncompetition Agreement") substantially in the form of Exhibit E attached hereto.

14. COMPUTER SYSTEMS AND ADMINISTRATIVE SERVICES AGREEMENT. At the Closing, the Sellers shall enter into an agreement providing for post-Closing computer systems and administrative services to the Buyer (the "Computer Systems and Administrative Services Agreement") substantially in the form of Exhibit F attached hereto.

15.  REAL PROPERTY.

(a) Delivery of Preliminary Information. The Sellers have delivered to Buyer copies of the items described in clause (i), (ii) and (iii) directly relating to the Real Property and the items described in clause (iii) with respect to the Leased Property and the Irving Property (the "Preliminary Information") that are in Sellers' possession or control:

  (i) Surveys. To the extent the same is presently in the Sellers' possession, the most recently dated surveys for each parcel of the Real Property;

  (ii) Title Policies. The most recently issued title insurance policies presently in the Sellers' possession with respect to the title for each parcel of the Real Property as set forth in Schedule 1(a); and

  (iii) Environmental Reports. All environmental studies, environmental reports, reports of remediation work or repairs relating to the handling and disposal of waste or any other records, reports or memoranda relating to environmental issues with regard to the Real Property, and a list of all contractors and agents used by the Seller with regard to the same.

(b) Title Search; Survey. The Buyer shall (i) conduct a title search of the property (the "Initial Title Search") and obtain a commitment or binder for issuance of a title insurance policy issued by the title insurance insurer for each parcel of the Real Property; (ii) cause a local licensed surveyor to prepare an accurate and adequate survey of each parcel of the Real Property; and (iii) provide to the Sellers within five (5) days thereafter a copy of the survey and title commitment or binder letter setting forth all of the Buyer's objections to the Sellers' title to each parcel of the Real Property other than general utility easements, rights of way abutting each parcel of the Real Property, unviolated restrictive covenants that do not materially affect the value of any parcel of the real property; and applicable zoning and building laws or ordinances provided they do not prohibit the use of each parcel of the Real Property and Improvements thereon for the Buyer's intended use and so long as each parcel of the Real Property is in compliance with the same. After the receipt of such letter, the Seller shall have until the Closing Date to correct or make arrangements as are reasonably satisfactory to the Buyer to correct such defects in title objected to by the Buyer; provided, however, that the Sellers shall have no obligation to correct defects in title relating to the encroachment of Improvements onto any easement, right of way or real property of Norfolk Southern Railway, except to take reasonable steps to assist Buyer in procuring the licenses described in Section 18(a)(xx). If the Sellers are unwilling or unable to correct or make arrangements for such defects on or before the Closing Date, the Buyer will have the option to waive such defects or terminate this Agreement without further liability of the Sellers to the Buyer. Title exceptions not specifically objected to by the Buyer and all acceptable exceptions as set forth above shall be deemed and referred to as "Permitted Exceptions"; provided, however, the Buyer may object to such exceptions to title, other than the Permitted Exceptions, as are discovered after the initial title search but prior to Closing.

(c) Closing. At the Closing, the Sellers shall deliver or cause to be delivered to the Buyer the following items (all documents will be duly executed and acknowledged as required) (collectively, "Real Estate Instruments"):

  (i) Warranty Deed. A general warranty deed for each parcel of the Real Property executed by the appropriate Seller conveying to the Buyer good and marketable fee simple title to each parcel of the Real Property, free and clear of all liens, restrictions and encumbrances except and subject only to the Permitted Exceptions.

  (ii) Owner's Affidavit. An affidavit in the form acceptable to the title insurer certifying that each parcel of the Real Property is free from claims for mechanics', materialmen's and laborers' liens.

  (iii) Non-Foreign Affidavit. An affidavit, in the form and substance satisfactory to the Buyer, stating the Seller's U.S. Taxpayer's Identification Number, that the Seller and all persons holding beneficial interest in the Real Property are "United States Persons" as defined by
Section 1445(f)(3) and Section 7701(g) of the Internal Revenue Code of 1986, as amended.

  (iv) Closing Affidavit. An affidavit, in form acceptable to the Buyer, stating that there are no other parties entitled to possession of any parcel of the Real Property other than the Buyer as of the Closing Date.

  (v) Other Documents. Any and all documents and papers solely in conformity with the terms of this Agreement which may be reasonably necessary in connection with the consummation of the transaction contemplated by this Agreement, including evidence of authority to execute each deed.

(d) Closing Costs For Real Property. The Sellers shall pay for up to $25,000 of the amount of all state, county, city or other transfer taxes and for the cost of preparation of each deed for each parcel of the Real Property. The Buyer shall pay the premiums for the issuance of the owner's title insurance policies, the cost of recording each deed for each parcel of the Real Property and any other instruments under the terms of this Agreement with respect to the Real Property and all costs to obtain the surveys of each parcel of the Real Property.

(e) Adjustments and Prorations. General real estate taxes for the calendar year in which the Closing takes place shall be prorated through the Closing Date on a calendar year basis and the Buyer shall receive a credit against the Purchase Price for all unpaid real estate taxes up to and including the Closing Date. If the tax amount has not been determined as of the Closing Date, taxes shall be prorated using the tax amount for the prior year and the Sellers and the Buyer agree, from and after the Closing Date and upon written demand of either party, to promptly remit to the other party such additional amounts as are necessary to discharge its pro rata share of such taxes when the tax rate for the calendar year in which the Closing occurs has been determined. This obligation to adjust the taxes shall survive the Closing. All utility charges and operating expenses of the Real Property shall be prorated based on the number of calendar days in the relevant billing periods before and after the Closing Date.

  (ii) Damage, Destruction and Condemnation. If any of the Improvements located on any parcel of the Real Property are damaged by fire or other casualty before the Closing Date to such extent that the damages result in a reduction in production capacity of more than thirty percent (30%) at the Synthetics Plant or of more than ten percent (10%) at any of the Sellers' manufacturing facilities other than the Synthetics Plant, then, unless such damage is repaired by Sellers within a five (5) day period, the Buyer shall have the right to terminate this Agreement by delivering written notice to the Seller of such desire to terminate within five (5) days following the determination of the production capacity reduction. Should the Buyer not elect to terminate this Agreement within said five (5) day period, Sellers shall either repair the damage prior to the Closing or reduce the Purchase Price by an amount equal to the estimated cost of repairs as determined by a mutually acceptable appraiser. The Sellers will maintain all insurance coverage currently existing and covering the Real Property in full force and effect through the Closing.

  (iii) If the damage results in less than a thirty percent (30%) reduction in production capacity at the Synthetics Plant or in less than a ten percent (10%) reduction in production capacity at any of Sellers' other manufacturing facilities, then the Sellers shall either repair the damage prior to the Closing or reduce the Purchase Price by an amount equal to the estimated cost of repairs as determined by a mutually acceptable appraiser.

  (iv) If Sellers elect to reduce the Purchase Price by the amount of the estimated cost of repairs, then sixty (60) days following the completion of the repairs, the Sellers shall pay to the Buyer the amount by which the actual cost of repairs exceeded the estimated cost of repairs or, if applicable, the Buyer shall pay to the Sellers the amount by which the actual cost of repairs was less than the estimated cost of repairs.

  (v) If after the date hereof and prior to the Closing Date, the Sellers receive official government notice of the commencement or impending commencement of eminent domain or other like proceedings against the Real Property or any portion thereof which is likely to result in a taking of Real Property in excess of $100,000 in value, the Sellers shall notify the Buyer. In such event, the Buyer shall, within five (5) days of the receipt of such notice from the Sellers, have the option to (i) terminate this Agreement or (ii) close this transaction contemplated hereby in accordance with its terms but subject to such proceedings, in which event the Purchase Price shall not be reduced, and the Sellers shall assign to the Buyer, the Sellers' rights in any condemnation award or proceeds.

16. ACTIVITIES AND CONDUCT PENDING CLOSING. The Sellers covenant and agree, between the date hereof and the Closing Date, that Sellers shall use their best efforts to cause each of the Sellers to conduct its business as follows:

(a) Going Business. The business of each of the Sellers will be conducted diligently and only in the ordinary course as a going business and consistent with past practices. Each of the Sellers will exercise its best efforts to preserve for the Buyer the contractual and other relationships and goodwill with all suppliers and Customers.

(b) Mechanics' Liens. Each of the Sellers will pay all claims for labor, materials, supplies or other property which, if unpaid, might by law become a lien or charge upon the Assets, before the same shall become delinquent.

(c) Access by the Buyer. At all such times as will not cause unreasonable interference with the business of a Seller, the Buyer and its authorized agents and representatives, including its legal counsel, accountants, auditors and engineers, shall have full and complete access to all of the Assets of each Seller and may make such examination and take such excerpts therefrom as they may deem necessary or desirable. The Sellers will furnish to the Buyer (certified as to authentication by the Sellers, if reasonably requested by the Buyer) such documents, records, contracts and commitments related to the Assets and the Business as the Buyer from time to time may reasonably request. With the prior approval of the Sellers in each instance, the Buyer shall have the right to communicate with any past or present client, employee, debtor, supplier, creditor or other contractor of the Sellers and any other party who has conducted or is conducting or is believed to be conducting business with the Sellers or on its behalf, in order to verify any facts or circumstances which may be reasonably deemed material by the Buyer in connection with this Agreement or the consummation of the transactions contemplated hereby.

(d) Liens and Encumbrances. None of the Sellers will create or assume any mortgage, pledge, lien, encumbrance or charge of any kind (including vendor's rights under conditional sales agreements or other title retention agreements) upon the Assets or the Real Property, whether owned or hereafter acquired, except such mortgages, liens, pledges, encumbrances or charges, if any, as are consented to in writing by the Buyer in advance.

(e) Insurance. The Sellers shall maintain their existing insurance policies in full force and effect.

(f) No Other Negotiations. None of the Sellers, or any shareholders, officers, directors or agents of the Sellers shall enter into any negotiations with any other party for the sale or other disposition of the Assets, the Greige Yarn and Finished Goods or the Accounts Receivable other than in the ordinary course of business or as otherwise contemplated herein unless this Agreement is terminated.

(g) Announcements. The Sellers will take all steps reasonably requested by the Buyer to announce the transaction described herein, to facilitate the transfer of the Assets and to promote the advantages of this transaction to Threads' employees, Selected Dixie Employees and Customers. As a part of such process, (i) the Seller will cooperate with the Buyer in the preparation of customer letters, press releases and other announcements of such transaction and (ii) the parties will keep the Purchase Price and terms of the transaction confidential, to the extent possible considering their business needs and legal requirements. All public announcements or press releases by the parties concerning this transaction must be discussed by the parties prior to release.

(h) Governmental Approvals. The Sellers shall assist and cooperate in all endeavors to obtain any necessary governmental approvals.

(i) Real Property and Environmental Analysis. The Sellers will allow the Buyer and its employees, agents, servants, representatives and contractors to enter upon the Real Property, Leased Property and Irving Property at reasonable times and in a reasonable manner for purposes of making or performing such tests, borings, surveys, studies, environmental samplings or tests, general inspections and such other customary and/or reasonable studies, inspections and tests thereon as agreed upon by the Buyer and the Sellers.

(j) Compliance With Laws. At all times prior to the Closing Date, the Sellers will use reasonable efforts to comply with (i) Environmental Laws and Health and Safety Laws, and (ii) the terms and conditions of all Permits.

(k) Environmental Remedial Actions. The Sellers shall use their reasonable best efforts to accomplish as soon as possible the actions set forth on Schedule 16(k) ("Environmental Remedial Actions").

(l) Fixed Assets. The Sellers shall not sell, transfer or dispose of any of the Fixed Assets following the date hereof without the prior consent of the Buyer.

17. CLOSING DATE. The closing of the transactions contemplated herein (the "Closing") shall be held at the offices of Smith Helms Mulliss & Moore, L.L.P. at a date and time mutually agreeable to the parties (the "Closing Date"), which Closing Date is intended to be no later than June 3, 1996, and in no event shall be later than June 24, 1996.

18. BUYER'S CONDITIONS OF CLOSING. Each and every obligation of the Buyer to consummate the transactions described in this Agreement and any and all liability of the Buyer to the Sellers under this Agreement shall be subject to the fulfillment, on or before the Closing Date, of the following conditions precedent:

(a) The Sellers shall have delivered, or caused to be delivered, to the Buyer at the Closing each of the following, in form and substance reasonably satisfactory to the Buyer:

  (i) Certified copies of each of the charter and bylaws of each of TUSA, TPR, Prima, Hilos and Dixie;

  (ii) Certificates of Existence or Good Standing as to each of TUSA, TPR, Prima, Hilos and Dixie issued by the Secretaries of State (or other appropriate official) of the respective jurisdictions in which each was incorporated, all of a recent date;

  (iii) Certificates of Qualification issued by the Secretaries of State (or other appropriate official) of the respective jurisdictions in which Assets are located and Threads is required to so qualify in order to conduct business and in which the failure to so qualify would result in a material adverse effect on the operations and financial condition of Threads, all of a recent date;

  (iv) Certificates as to the Good Standing of each of TUSA, TPR, Prima, Hilos and Dixie issued by the Department of Revenue (or other appropriate office) of such jurisdictions in which each was incorporated, all of a recent date;

  (v) Certified copies of resolutions of the Board of Directors and, to the extent required, the shareholders of each of TUSA, TPR, Prima, Hilos and Dixie approving the transactions set forth herein;

  (vi) A signature and incumbency certificate for each of TUSA, TPR, Prima, Hilos and Dixie;

  (vii) A Bill of Sale substantially in the form of Exhibit G attached hereto (the "Bill of Sale"), and such other bills of sale, assignments of the Contracts or other certificates necessary to transfer title to the Assets to the Buyer;

  (viii)  A duly executed Noncompetition Agreement;

  (ix)  A duly executed Escrow Agreement;

  (x)  Duly executed Real Estate Instruments;

  (xi)  A duly executed Yarn and Finished Goods Agreement;

  (xii)  A duly executed Accounts Receivable Agreement;

  (xiii)  A duly executed Computer Systems and Administrative Services
Agreement;

  (xiv) A listing setting forth all Fixed Assets purchased, sold or transferred during the period from May 21, 1996 through the Closing Date;

  (xv)  Certificates of title to those Motor Vehicles listed on Schedule
1(d);

  (xvi) The favorable opinion, dated as of the Closing Date, of Witt, Gaither & Whitaker, P.C., counsel to the Seller, to the effect that, except as otherwise disclosed to the Buyer:

    (1) each of TUSA, TPR, Prima, Hilos and Dixie is a corporation duly organized, validly existing and in good standing under the laws of the jurisdictions in which each was organized, each has adequate corporate power to carry on the businesses in which it is now engaged, and each is qualified and authorized to do business and each is in good standing as a foreign corporation in which each is required to be qualified to do business and the failure to so qualify would result in a material adverse effect on the operations and financial conditions of Threads;

    (2) the execution, delivery and performance by each of TUSA, TPR, Prima, Hilos and Dixie of this Agreement and the Related Documents to which each of the Sellers is a party have been duly authorized by all necessary corporate and stockholder action, and this Agreement and the Related Documents to which each of the Sellers is a party have been duly executed and delivered by each of the Sellers, and constitute the legal, valid and binding agreements of the Sellers, enforceable against each of them in accordance with their respective terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's rights, and
(ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought forth;

    (3) the execution, delivery and performance of this Agreement and the Related Documents to which each of the Sellers is a party will not violate any provision of the Articles of Incorporation or Bylaws of TUSA, TPR, Prima, Hilos or Dixie, any law or regulation applicable to the Sellers or any material provision of, or obligation under, any agreement, indenture, instrument, lease, contract or other material undertaking of which such counsel has knowledge and to which any of the Sellers is currently a party or by which it is currently bound. No consent, approval or authorization of any governmental authority or regulatory body is required except as set forth in Section 18(i) for any of the Sellers to execute, deliver and perform the Agreement or the Related Documents to which any of the Sellers is a party; and

    (4) to such counsel's best knowledge, there is no litigation, proceeding or governmental investigation pending or threatened against or relating to any of the Sellers, the Assets or the transactions contemplated by this Agreement;

  (xvii) Evidence that the Sellers have paid the 1995 ad valorem taxes levied on the Assets;

  (xviii) A list of all prospective purchasers of the Assets who entered into nondisclosure agreements with the Sellers, together with a copy of each such nondisclosure agreement;

  (xix) A written certification executed by a duly authorized officer of the Sellers that the representations and warranties of the Sellers contained in this Agreement, are true on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of such date, and that each of the conditions to be performed or observed by the Sellers on or before the Closing Date pursuant to the terms hereof has been performed or observed or waived in writing by the Buyer; and

  (xx) A written certification executed by a duly authorized officer of Dixie that the Sellers have no reason to believe that Norfolk Southern Railway will not, within thirty (30) days following the Closing, enter into licenses allowing the Buyer to use and enjoy the Improvements that encroach upon any easement or right of way of or real property owned by Norfolk Southern Railway.

(b) All Assets shall have been effectively assigned and transferred to the Buyer, including the receipt of all necessary third party consents, waivers, estoppel certificates, notices and acknowledgements as required by the Buyer.

(c) The receipt or assurance of receipt by the Buyer of all necessary material governmental licenses, permits and approvals to acquire the Assets and conduct the Business.

(d) The Sellers and the Buyer shall have entered into a lease substantially in the form attached hereto as Exhibit H (the "Irving Lease") pursuant to which the Buyer will lease that certain facility located in Irving, Texas (the "Irving Property") more particularly described in Exhibit H.

(e) The Sellers and the Buyer shall have entered into a sublease substantially in the form attached hereto as Exhibit I (the "Moonachie Sublease") pursuant to which the Buyer will sublease that certain facility located in Moonachie, New Jersey, more particularly described in Exhibit I.

(f) The Sellers, at their sole costs and expense, shall have addressed and resolved all environmental conditions and matters set forth on Schedule 16(k) except for the Third Environmental Matter, the Fifth Environmental Matter and the First Environmental Health and Safety Matter, which will be resolved within the time periods set forth therein.

(g) The Buyer shall have no reason to believe that Norfolk Southern Railway will not, within thirty (30) days following the Closing, enter into licenses allowing the Buyer to use and enjoy the Improvements that encroach upon any easement or right of way of or real property owned by Norfolk Southern Railway.

19. SELLERS' CONDITIONS OF CLOSING. Each and every obligation of the Sellers to consummate the transactions described in this Agreement and any and all liability of the Sellers to the Buyer under this Agreement shall be subject to the fulfillment, on or before the Closing Date, of the following conditions precedent:

(a) The Buyer shall have satisfied and paid the Purchase Price at the Closing.

(b) The Buyer shall have delivered or caused to be delivered to the Seller at the Closing each of the following, in form and substance reasonably satisfactory to the Sellers:

  (i)  Articles of incorporation and bylaws of the Buyer;

  (ii) Certificate of Good Standing and a Certificate of Existence for the Buyer issued by the Secretary of State of the State of North Carolina;

  (iii) Certified copies of resolutions adopted by the Buyer's Board of Directors approving the transactions set forth herein;

  (iv)  A signature and incumbency certificate for the Buyer;

  (v)  A duly executed Escrow Agreement;

  (vi)  A duly executed Yarn and Finish Goods Agreement;

  (vii)  A duly executed Accounts Receivable Agreement;

  (viii)  A duly executed Computer Systems and Administrative Services
Agreement;

  (ix) An opinion, dated as of the Closing Date, of Smith Helms Mulliss & Moore, L.L.P., counsel to the Buyer, to the effect that:

    (1) the Buyer is a corporation duly organized and validly existing under the laws of the State of North Carolina;

    (2) the execution, delivery and performance of this Agreement and the Related Documents have been duly authorized by all necessary corporate action and this Agreement and the Related Documents to which the Buyer is a party have been duly executed and delivered by the Buyer and constitute the legal, valid and binding agreements of the Buyer, enforceable against the Buyer in accordance with their respective terms except that (i) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditor's rights, and (ii) the remedy of specific performance in injunction and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought forth; and

    (3) the execution, delivery and performance of this Agreement and the Related Documents will not violate any provision of the articles of incorporation or the bylaws of the Buyer, any law or regulation applicable to the Buyer, or any material provision of, or obligation under, any agreement, indenture, instrument, lease, contract or other material undertaking of which such counsel has knowledge and to which the Buyer is currently a party or by which it is currently bound. No consent, approval or authorization of any governmental authority or regulatory body or other third party is required for the Buyer to execute, deliver and perform this Agreement and the Related Documents.

  (x) A certificate of the Buyer to the effect that the Buyer has no knowledge that (a) any representation or warranty of the Sellers made herein is materially incorrect and (b) the Sellers have violated any of their covenants contained herein; and

  (xi) A written certification executed by a duly authorized officer of the Buyer that the representations and warranties of the Buyer contained in this Agreement, are true on and as of the Closing Date with the same effect as if such representations and warranties had been made on and as of such date, and that each of the conditions to be performed or observed by the Buyer on or before the Closing Date pursuant to the terms hereof has been performed or observed or waived in writing by the Sellers.

20.  NONCOMPLIANCE WITH BULK TRANSFER LAWS; INDEMNIFICATION.

(a) The Buyer has waived the Sellers' compliance with the bulk transfer statutes in force in the jurisdictions in which the Assets are located. As a result, the Sellers, jointly and severally, hereby agree to indemnify and hold harmless the Buyer against any and all claims, loss, costs or expenses, including reasonable attorneys' fees, which the Buyer may sustain as a result of any payment which may be required to be made or any liability of any kind which may be imposed upon the Buyer as a result of any claim, loss, cost or expense or reasonable attorneys' fees which may be required of or incurred by the Buyer whatsoever arising out of noncompliance with any bulk transfer laws.

(b) The Sellers, jointly and severally, hereby agree to indemnify and hold harmless the Buyer, and the Buyer hereby agrees to indemnify and hold harmless the Sellers, against any and all liability, claims, damages, losses, costs or expenses, including reasonable attorneys' fees ("Losses"), relating to (i) any claims by any person for any commissions, broker's or finder's fee relating to this Agreement or the purchase and sale of Assets contemplated herein; (ii) any breach of, noncompliance with or misrepresentation contained in any representation, warranty or covenant contained herein or in the Related Documents and (iii) without regard to any limitation as to the Sellers' knowledge, the inaccuracy of any representation contained in Section 11(w) with respect to the Irving Property and the Leased Property.

(c) The Sellers hereby agree to defend, indemnify and hold harmless the Buyer from and against any and all Losses, which the Buyer may sustain as a result of any claims, actions or damages of any nature whatsoever relating to (i) the Sellers' operation of the Business or use of the Assets prior to the Closing Date (except as otherwise provided pursuant to Section 8(a) hereof), (ii) goods manufactured and/or sold by Sellers prior to the Closing Date (iii) the existence of any lien, encumbrance or security interest in the Assets, (iv) the treatment, storage, disposal, release, threatened release, application, spill, leak, discharge or emission of any Hazardous Material or Other Material at any property or site other than the Real Property to the extent such Hazardous Material or Other Material originated from or was generated by Sellers or their facilities or operations, except this provision shall not apply to any release of any Hazardous Material or Other Material on the Real Property which then migrated from the Real Property onto land contiguous to the Real Property,
(v) the release, threatened release, application, spill, leak, discharge or emission of any Hazardous Material or Other Material to the air, surface water, groundwater or soil of the Leased Property or Irving Property, except to the extent caused by Buyer or its activities and operations, or
(vi) the Sellers' failure to satisfy or perform those actions required of them as set forth on Schedule 16(k) or as otherwise provided in this Agreement.

(d) The Buyer hereby agrees to defend, indemnify, and hold the Sellers harmless from and against any and all Losses which the Sellers may sustain as a result of any claims, actions or damages of any nature whatsoever relating to (i) the Buyer's operation of the Business or use of the Assets on and after the Closing Date including, but not limited to, any breach of warranty claims relating to products manufactured, sold, or distributed by the Buyer subsequent to the Closing Date (except for products manufactured or purchased by Seller prior to the Closing Date or for products which are Assets) and all general liability claims arising out of or relating to occurrences of any nature relating to the Buyer's business subsequent to the Closing Date; (ii) the failure of the Buyer to pay, perform, and discharge when due and owing any of the assumed obligations described in
Section 8(a) hereof; and (iii) any tax filing or return (including without limitation, federal tax returns) or payment made, or position taken, by the Buyer that any governmental authority challenges.

(e) In the event that prior to Closing the Buyer has knowledge that any representation or warranty of the Sellers contained herein was incorrect when made or that the Sellers have violated any covenant contained herein, the Buyer shall by such action have conclusively waived any claim for indemnification under this Section 20 because of such incorrect representation or warranty, breach of warranty or violation of covenant.

(f) Notwithstanding anything contained herein to the contrary, the Sellers shall not be required to indemnify the Buyer pursuant to this Section 20 for any breach of or noncompliance with any representation, warranty or covenant made herein until the aggregate amount of all Losses exceeds Seventy-Five Thousand Dollars ($75,000) in which event the entire aggregate amount and all amounts thereafter shall be paid by the Sellers. Further, Sellers shall not be required to indemnify Buyer unless Sellers receive notice from Buyer prior to the expiration of the applicable representation, warranty or covenant (as set forth in Section 24 hereof) of any such claim or potential claim, which claim must be "probable" as defined by FASB No.
5. Except as otherwise provided therein, Sellers shall in no event be liable for any incidental or consequential damages including loss of profits or punitive damages.

(g) (i) Immediately upon receipt by the Buyer of any claim against it as described in subsections (a), (b) or (c) above (the "Buyer's Third Party Claims"), it shall advise the Sellers in writing of such claim and provide a copy of the complaint or other document or documents asserting the claim, and within fifteen (15) days of receipt of such notice, the Sellers shall
(i) pay the same or (ii) notify the Buyer in a writing executed by the Sellers that it disputes such claim and intends to defend against it, and thereafter so defend and pay, any adverse final judgment or award of settlement amount in regard thereto. During such fifteen (15) day period, the Buyer, after consultation with the Sellers, may take any action with respect to said claim which is necessary to protect against further damage or default. The cost of such defense shall be borne by the Sellers. If the Sellers fail to take action within fifteen (15) days as set forth above, then the Buyer shall have the right to pay, compromise or defend any such Buyer's Third Party Claims; provided that the Buyer has delivered a notice to the Sellers of its intention to take such action at least five
(5) days prior to taking such action. The Sellers shall promptly pay or reimburse the Buyer in respect of any amount of payment plus costs of defense incurred by the Buyer hereunder. The Buyer and the Sellers shall cooperate with each other in the defense of any Buyer's Third Party Claims brought hereunder.

  (ii) With respect to any matter under subsections (a), (b) or (c) above other than the Buyer's Third Party Claims, the Buyer shall give written notice to the Sellers outlining with reasonable particularity the nature and amount of such claim. The Sellers shall have fifteen (15) days from receipt of the Buyer's notice of such claim to notify the Buyer of the Sellers' objection to the nature or amount of the proposed claim for indemnification, specifying the grounds for such objection. If no such notice of objection is given by the Seller within fifteen (15) days as set forth above, the Buyer shall be entitled to immediate indemnification hereunder. If objection is given within fifteen (15) days as set forth above, the dispute may be resolved by arbitration or by agreement between the parties. The parties to any such arbitration shall be entitled to indemnification for its reasonable attorneys' fees and filing fees to the extent such indemnification is awarded by the arbitrator or arbitrators.

(h) (i) Immediately upon receipt by any of the Sellers of any claim against it as described in subsections (b) and (d) above (the "Seller's Third Party Claims"), it shall advise the Buyer in writing of such claim, and provide a copy of the complaint or other document or documents asserting the claim and within fifteen (15) days of receipt of such notice the Buyer shall (i) pay the same or (ii) notify such Sellers in a writing executed by the Buyer that it disputes such claim and intends to defend against it, and thereafter so defend and pay, any adverse final judgment or award of settlement amount in regard thereto. During such fifteen (15) day period, the affected Seller, after consultation with the Buyer, may take any action with respect to said claim which is necessary to protect against further damage or default. The cost of such defense shall be borne by the Buyer. If the Buyer fails to take action within fifteen (15) days as set forth above, then the Seller shall have the right to pay, compromise or defend any such Seller's Third Party Claims; provided that the affected Seller has delivered a notice to the Buyer of its intention to take such action at least five (5) days prior to taking such action. The Buyer shall promptly pay or reimburse the affected Seller in respect of any amount of payment plus costs of defense incurred by the Seller hereunder. The Buyer and the affected Seller shall cooperate with each other in the defense of any Seller's Third Party Claims brought hereunder.

  (ii) With respect to any matter under subsection (b) above other than the Seller's Third Party Claims, the affected Seller shall give written notice to the Buyer outlining with reasonable particularity the nature and amount of such claim. The Buyer shall have fifteen (15) days from receipt of the Seller's notice of such claim to notify the Seller of the Buyer's objection to the nature or amount of the proposed claim for indemnification, specifying the ground for such objection. If no such notice of objection is given by the Buyer within fifteen (15) days as set forth above, the Seller shall be entitled to immediate indemnification hereunder. If objection is given within fifteen (15) days as set forth above, the dispute may be resolved by arbitration or by agreement between the parties. The parties to any such arbitration shall be entitled to indemnification for its reasonable attorneys' fees and filing fees to the extent such indemnification is awarded by the arbitrator or arbitrators.

(i) Subject to the provisions of Section 20(f), the Buyer shall have the right to set off against any obligation of the Buyer to the Sellers, including any amounts due pursuant to the terms of this Agreement or the Related Documents, any Losses, but only after such obligation has been established through arbitration.

21.  TERMINATION.

(a) The obligations of the parties with respect to the Closing may be terminated:

  (i)  by mutual consent of the parties; or

  (ii) at the election of the Sellers if the Closing Date shall not have occurred on or prior to June 24, 1996 or it has become reasonably certain that any condition specified in Section 19 hereof will not be satisfied prior to such date and such condition has not been waived in writing by the Sellers unless the failure of such occurrence shall be due to the failure of the Sellers to perform or observe its agreements set forth herein; or

  (iii) at the election of the Buyer if it has become reasonably certain that any condition specified in Section 18 hereof will not be satisfied prior to such date and such condition has not been waived in writing by the Buyer unless the failure of such occurrence shall be due to the failure of the Buyer to perform or observe its agreements set forth herein; or

  (iv) at the election of either party in accordance with any rights such party may have pursuant to Section 15(f) hereof.

(b) In the event of termination in accordance with this Section, this Agreement shall become null and void and of no further force and effect, each party shall pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated herein and no party shall have any further liability to the other party because of the failure to consummate the transactions contemplated hereby.

22.  POST-CLOSING COVENANTS.

(a)  Threads' Employees.

  (i) The Buyer shall have the right to employ, on an individual basis, in its sole discretion, after the Closing, any employees on Threads' payroll and the Selected Dixie Employees (the "Employees"), other than the Employees identified on Schedule 22(a) (the "Excluded Employees"). Any Employees hired will receive benefits similar to those available to similarly situated employees of the Buyer.

  (ii) Subject to the provisions of Section 20, the Sellers shall be responsible for and shall hold the Buyer harmless with respect to all claims (including the costs of defense thereof) asserted against the Buyer pursuant to the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Section 2101-09 or similar state, local or foreign country laws or regulations (collectively, "WARN Laws") by Employees of the Sellers who Buyer does not hire and place on its payroll immediately following the Closing.

  (iii) In addition to liability under WARN Laws, the Sellers shall be responsible for all other obligations and severance costs, if any, required to be paid to Employees arising out of their employment by the Sellers or the termination thereof, shall pay to all hourly Employees accrued vacation pay through May 31, 1996 and shall pay to all salaried Employees hired by the Buyer immediately following the Closing accrued vacation pay equal to five-twelfths (5/12) of the total amount of vacation pay that would have been paid if the Employee had been employed for the entire year, less any amounts paid with respect to vacation days previously taken by the Employee in 1996.

(b)  Employee Benefit Plans.

  (i) Except as provided in paragraph j below, the Sellers and the Buyer agree that Buyer is not acquiring or succeeding to any obligations with respect to the Seller's Employee Benefit Plans and that the Buyer is not intended to be and is not a successor employer to Sellers for any purposes, including with respect to COBRA, and that no benefit plan sponsored or maintained by the Buyer is intended to be and no such benefit plan shall be a successor plan to any of Sellers' Employee Benefit Plans. Sellers agree that they will comply with COBRA after the Closing with respect to all qualified beneficiaries who had a qualifying event as of or prior to the Closing. Subject to the provisions of Section 20, Sellers agree to indemnify and hold harmless the Buyer against and in respect of all claims, losses, costs or expenses including reasonable attorneys' fees, which the Buyer may sustain as a result of any claims, actions or damages of any nature whatsoever relating to a breach of, noncompliance with or misrepresentation contained in any representation and warranty contained in
Section 11(aa) or covenant of the Sellers contained in this Section 22(b). "COBRA" shall mean the provisions for the continuation of health care enacted by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended as set forth in Section 4080B of the Code (and any amendments or predecessor or successor provisions) and Sections 601 through 608 of ERISA (and any amendments or predecessor or successor provisions), including any regulations promulgated under the applicable provisions of the Code and ERISA.

  (ii) Sellers agree to provide to Buyer, no sooner than 150 days and no later than 180 days following the Closing Date, an update of each of the lists set forth in Schedules 11(aa)(xi)(A), (B) and (C), dated no later than 14 days prior to the date delivered to the Buyer, each of which as of its date completely and correctly sets forth for each individual whether or not a lump sum payment has actually been made to each such individual, or if a periodic distribution has commenced, the amount and duration of such periodic payments, and the aggregate amount of the lump sum payments that have been made to such individuals as of such date. In addition, Sellers agree that at Buyer's request, a further update of each list described in this subsection will be prepared and delivered to Buyer within a reasonable time to set forth for each individual, as of the date which is one year following the Closing Date, whether or not a lump sum payment has actually been made to such individual, or if a periodic distribution has commenced, the amount and duration of such periodic payments, and the aggregate amount of the lump sum payments that have been made to such individuals as of such date.

(c) Delivery of Mail, Etc. The Sellers will deliver promptly to the Buyer any mail, documents or instruments received by a Seller after the Closing Date pertaining to the post-Closing Date operations of the Buyer and the Buyer will promptly deliver to the Sellers any mail, documents or instruments received by it after the Closing Date pertaining to the pre-Closing Date operations of the Sellers.

(d) Certain Assets of Dixie. The Sellers agree that if, following the Closing, the parties identify any assets of Dixie used primarily in connection with the Business which are not listed on Schedule 1(o) hereto, the Sellers will take such action as is necessary to transfer title to such assets to the Buyer without adjustment to the Purchase Price.

(e) Access to Records. The parties agree to maintain all records relating to the Business in accordance with their existing records retention policies and procedures (including, in the case of the Sellers, retention of such records as if the Business were an on-going operation of the Sellers) and to make such records available for inspection or copying by the other parties hereto (or their attorneys, accountants, consultants or agents) on reasonable notice and during normal business hours.

(f)  Access to Certain Facilities.

  (i) Sellers hereby grant to the Buyer the right to obtain access to the Threads' facilities in Mexico and Honduras during the sixty (60) day period, and Puerto Rico during the ninety (90) day period, beginning on the Closing Date for the purpose of removing the Assets therefrom and conducting other activities as contemplated by the Yarn and Finished Goods Agreement. Dixie hereby grants to the Buyer the right to obtain access to Dixie's Rex Plant and Dixie's Osceola Plant during the one hundred twenty
(120) day period beginning on the Closing Date for the purpose of removing from the Rex Plant the spinning frames that constitute a portion of the Assets and from the Osceola Plant drafting systems that constitutes a portion of the Assets. The Buyer shall be responsible for and shall hold Sellers harmless with respect to any damage to any of the facilities of the Sellers or any damage to property or injury to persons caused by the Buyer or its agents in connection with the activities contemplated by this
Section 22(f)(i).

  (ii) The Buyer hereby grants to the Sellers the right to obtain access to certain of the Real Property during the thirty (30) day period beginning on the Closing Date for the purpose of removing therefrom Raw Materials, Supplies, Parts and In-Process Inventories and Notions Finished Goods excluded from the Assets pursuant to Sections 2 and 3 and certain of the Other Excluded Assets. With respect to those Other Excluded Assets that will remain in the possession of the Buyer for a period of time following the Closing pursuant to Section 22(k), the Sellers shall have the right to obtain access to certain of the Real Property during the thirty (30) day period beginning on the termination of the Buyer's right to use such Other Excluded Assets for the purpose of removing those Other Excluded Assets. Subject to the provisions of Section 20, the Seller shall be responsible for and shall hold the Buyer harmless with respect to any damage to any of the Real Property or any damage to property or injury to persons caused by the Sellers or their agents in connection with the activities contemplated by this Section 22(f)(ii).

(g) Excluded Customer Reports. The Sellers shall provide to the Buyer within thirty (30) days following the Closing Date a complete list of all Customer records subject to confidentiality restrictions imposed by third parties. In addition, the Sellers shall cooperate with the Buyer in obtaining the consent of such third parties to the release by the Sellers to the Buyer of such Customer records.

(h) Certain Employee Matters. The Sellers and the Buyer shall cooperate with one another following the Closing in order to achieve a smooth transition with respect to employment and payroll matters.

(i) Certain Health and Safety Matters. If, as a result of the inspection conducted by OSHA at TUSA's Pinkney Plant on or about April 30, 1996 or any follow-up inspection, the Sellers or the Buyer shall receive notice of any required corrective action, the Sellers shall either promptly cause such corrective action to be taken to the satisfaction of OSHA or shall reimburse the Buyer for the cost of such corrective action and the Buyer shall then promptly cause such corrective action to be taken to the satisfaction of OSHA. Any fines or penalties arising about of such inspection shall be the responsibility of the Sellers.

(j) 401(k) Plans Spinoff/Transfer. The Sellers and the Buyer agree that on a mutually agreeable date within a reasonable time following the Closing Date (the "Spinoff/ Transfer Date"), the Sellers will cause the assets and liabilities (the "Spinoff Assets/Liabilities") of the Dixie Yarns, Inc. 401(k) Retirement Savings Plan and the Dixie Yarns, Inc. Salaried Exempt Associates' Retirement Savings Plan (collectively, "Sellers' 401(k) Plans") held with respect to Threads employees (including the Selected Dixie Employees) employed by the Buyer on the Spinoff/Transfer Date to be spun off from Sellers' 401(k) Plans and transferred to the Transferee Plan (as hereinafter defined). The transferred Spinoff Assets/Liabilities will be maintained either as a separate defined contribution plan established by the Buyer or by merging the Spinoff Assets/Liabilities into an existing defined contribution plan maintained by the Buyer or a parent or affiliate corporation of the Buyer (the "Transferee Plan"). The Transferee Plan will be maintained as a qualified plan under Section 401(a) of the Code and will have received or applied for a favorable determination letter to that effect within the last two years (or, in the case of a newly created plan, will promptly apply for a favorable determination letter), and nothing will have occurred since the issuance of, or application for, such letter that would adversely affect the tax qualification of such Transferee Plan. The Sellers agree to pay the Buyer within thirty (30) days following the Spinoff/Transfer Date as consideration for accepting the Spinoff Assets/Liabilities the sum of (i) Two Thousand Dollars ($2,000), plus (ii) Ten Dollars ($10) for each participant account balance transferred from the Sellers' 401(k) Plans to the Transferee Plan.

(k) Certain Other Excluded Assets. The Buyer shall be entitled to retain possession of and continue to use those Other Excluded Assets listed in
Item 1 of the addendum to Schedule 6(g) until the Buyer's obligations under the Accounts Receivable Agreement and the Yarn and Finished Goods Agreement shall have terminated.

(l) Motor Vehicles. The Sellers agree to cause the Motor Vehicles designated by the Buyers to be delivered to the Buyers immediately following the Closing.

(m) Sewer Easement. The Sellers agree that within three (3) years following the Closing Date they will either obtain all necessary easements with respect to the sewer lines running from the Sellers' Pinkney Plant or will pay to the Buyer the amount necessary for the Buyer to construct an alternate sewer line to the nearest available sewer line not requiring easements not obtained by the Sellers.

23. CONFIDENTIALITY. TUSA, TPR and Dixie agree that the obligations imposed upon them pursuant to the letter agreement dated March 12, 1996 between them and the Buyer shall survive the Closing and remain in full force and effect thereafter. In addition, the Sellers agree that all nonpublic or proprietary information, and all information that constitutes trade secrets pertaining to the Business, the Assets and the terms and conditions of this Agreement and the Phase I Environmental Assessment Reports listed on Schedule 11(w)(i) hereto (the "Confidential Information") shall be deemed confidential and shall be kept by them in strict confidence. The Sellers will not, without the prior written consent of the Buyer, except as required by law, release or disclose any Confidential Information. In the event that any of the Sellers receives a request to disclose all or part of the Confidential Information (by oral questions, interrogatories, requests for information or documents, subpoena, civil investigative demand, any information or formal investigation by any government or governmental agency or authority or otherwise) such Seller will (a) immediately notify the Buyer of the existence, terms and circumstances surrounding such request, (b) consult with the Buyer on the advisability of taking legally available steps to resist or narrow such request and (c) if disclosure of such information is required, furnish only that portion of the Confidential Information which, in the written opinion of such Seller's counsel, such Seller is legally compelled to disclose, and to cooperate with any action by the Buyer to obtain an appropriate protective order or other reliable assurance that confidential treatment will be accorded to such portion of the disclosed Confidential Information which the Buyer so designates. The foregoing notwithstanding, the Sellers may disclose the existence of this Agreement, the Purchase Price for the Assets and other routine information required to be disclosed pursuant to applicable federal and state securities laws. The Buyer agrees that it will maintain the confidentiality of the Phase I Environmental Assessment Reports listed on Schedule 11(w)(i) hereto and will not, without the prior written consent of the Seller, except as required by law, release or disclose any information contained in such reports, except that the reports relating to the Real Property may be disclosed to any party who agrees to maintain the confidentiality of such reports.

24. SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties in this Agreement, in any Related Document or in any exhibit, list, instrument or document delivered in connection herewith or therewith shall survive the Closing for a period of three (3) years thereafter; provided, however, that (a) representations, warranties and covenants with respect to product liability matters and the matters discussed in Section 22(a) shall survive the Closing for a period of five
(5) years thereafter and (b) representations and warranties with respect to title to the Assets and with respect to environmental matters shall survive the Closing without any limitation as to time.

25. NOTICES. Any and all notices, certificates, demands or other communications permitted or required to be made under this Agreement shall be in writing signed by the party giving such notice or demand, and delivered personally, or sent by (i) facsimile transmission, (ii) recognized overnight delivery service or (iii) registered or certified mail to the other party at the address set forth below, or at such other address as may be supplied in writing pursuant to the terms of this section. The recipient of such notice shall be deemed to have received the notice (i) on the date of delivery or the date of transmission if the notice was personally delivered or sent by facsimile transmission on a Business Day (or if not a Business Day then the next Business Day), (ii) on the Business Day after dispatch if the notice was sent by recognized overnight delivery service or (iii) five (5) days after dispatch if sent by registered or certified mail. The rejection or inability to deliver because of a change of address of which no notice has been given shall not effect the validity of any notice or demand sent in accordance with the provisions hereof. For purposes of this Agreement, notices shall be addressed as follows:

  If to the Sellers at:     Dixie Yarns, Inc.
                            1100 South Watkins Street
                            Chattanooga, Tennessee 37404
                            Attention:  Chief Financial Officer
                            Facsimile No.:  (423) 493-7442

  with a required copy to:  Witt, Gaither & Whitaker, P.C.
                            1100 SunTrust Bank Building
                            Chattanooga, Tennessee 37402
                            Attention:  Ralph M. Killebrew, Jr.
                            Facsimile No.:  (423) 266-4138

  If to the Buyer at:       American & Efird, Inc.
                            22 American Street
                            Mt. Holly, North Carolina 28120
                            Attention:  President
                            Facsimile No.:  (704) 827-0508

  with a required copy to:  Smith Helms Mulliss & Moore, L.L.P.
                            214 North Church Street
                            Charlotte, North Carolina 28202
                            Attention: Harrison L. Marshall, Jr.
                            Facsimile No.:  (704) 334-8467

  The Sellers and the Buyer may by notice given hereunder, designate from time to time any further or different addresses to which subsequent notices, certificates or other communications shall be sent.

26. KNOWLEDGE. For purposes of this Agreement, "knowledge" shall mean, with respect to Sellers, to the knowledge of Daniel K. Frierson, Dave Clarke, Glenn Grandin, Don Huffman, Ron McKinney, Larry McGee and Derek Davis; and with respect to Buyer, Thomas W. Dickson, Craig Stover, Fred Jackson and Ron Ensley.

27. BINDING EFFECT. This Agreement shall inure to the benefit of and shall be binding upon the Sellers and the Buyer and their respective successors and assigns.

28. AMENDMENT, EXECUTION IN COUNTERPARTS. This Agreement may not be amended, changed, modified, altered or terminated except by instrument in writing signed by the parties to be charged. No provisions of this Agreement may be changed, amended, modified, terminated or waived as a result of any failure to enforce any provision or the waiver of any specific breach or breaches thereof or any course of conduct of the parties. This Agreement may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

29. APPLICABLE LAW. This Agreement shall be governed by and construed in accordance with the internal laws of the State of North Carolina.

30. SEVERABILITY. In the event any provision of this Agreement or any instrument delivered in connection herewith shall be held invalid or unenforceable by any arbitral body or court of competent jurisdiction, such holding shall not invalidate or render unenforceable any other provision hereof or thereof.

31. HEADINGS, EXHIBITS AND SCHEDULES. The Section headings in this Agreement are for convenience only, and they form no part of this Agreement and shall not affect its interpretation. All exhibits and schedules attached hereto are hereby incorporated by reference and made a part of this Agreement.

32. PAYMENT OF EXPENSES; DEFAULT. Except as provided in Section 8(c), each of the parties to this Agreement shall pay its own expenses, costs and attorneys' fees associated with the negotiation, preparation, execution and delivery of this Agreement and the documents related thereto and the consummation of the transactions contemplated herein. In the event of a default in the performance of any of the provisions of this Agreement or any of the documents related thereto, the defaulting party shall pay the reasonable attorneys' fees of the non-defaulting party associated with the enforcement of any of the provisions of any such document or agreement.

33. ARBITRATION. Except as otherwise provided herein or in the Yarn and Finished Goods Agreement or the Accounts Receivable Agreement, any controversy, dispute or question arising out of, or in connection with, or in relation to this Agreement or its interpretation, performance or non-performance or any breach thereof shall be determined by arbitration conducted in Charlotte, North Carolina in accordance with the then existing rules of The American Arbitration Association and any decision rendered by The American Arbitration Association shall be binding upon the parties hereto. Any judgment upon any award, which may include an award of damages, may be entered in the highest State or Federal court having jurisdiction thereof. The expense of arbitration shall be borne equally by the parties involved.

34. ENTIRE AGREEMENT. This Agreement and accompanying documents contain the entire agreement between the parties with respect to the subject matter hereof and all prior or contemporaneous written or oral agreements with respect to the subject matter hereof are superseded hereby.








     IN WITNESS WHEREOF, the Sellers and the Buyer have caused this Agreement to be executed in their respective names by their duly authorized officers and their respective seals to be hereunto affixed all as of the day first above written.


                                     SELLER:

                                     T-C THREADS, INC.
ATTEST:

  /s/GEOFFREY G. YOUNG               By:/s/GLENN M. GRANDIN
  Geoffrey G. Young,                    Glenn M. Grandin, President
  Assistant Secretary

(CORPORATE SEAL)


                                     THREADS OF PUERTO RICO, INC.
ATTEST:


  /s/GEOFFREY G. YOUNG               By:/s/GLENN M. GRANDIN
  Geoffrey G. Young,                    Glenn M. Grandin, President
  Assistant Secretary


(CORPORATE SEAL)


                                     DIXIE YARNS, INC.
ATTEST:


  /s/GARY A. HARMON                  By:/s/GLENN M. GRANDIN
  Gary A. Harmon, Treasurer             Glenn M. Grandin, Senior
                                        Vice President

(CORPORATE SEAL)


                                     PRODUCTOS PARA LA INDUSTRIA DE
                                     LA MAQUILA, S.A. PRIMA
ATTEST:


  /s/GEOFFRREY G. YOUNG              By:/s/GLENN M. GRANDIN
  Geoffrey G. Young,                    Glenn M. Grandin, President
  Assistant Secretary

(CORPORATE SEAL)







                                     HILOS Y ACCESORIOS, S.A. DE
                                     C.V.
ATTEST:


  /s/GEOFFREY G. YOUNG               By:/s/GLENN M. GRANDIN
  Geoffrey G. Young,                    Glenn M. Grandin, President
  Assistant Secretary

(CORPORATE SEAL)


                                     BUYER:

                                     AMERICAN & EFIRD, INC.

ATTEST:

  /s/CRAIG G. STOVER                 By:/s/THOMAS W. DICKSON
  Craig G. Stover, Secretary            Thomas W. Dickson, President

(CORPORATE SEAL)




































List of  omitted schedules and exhibits



Exhibit A                     Yarn and Finished Goods Agreement
Exhibit B                     Accounts Receivable Agreement
Exhibit C                     Assignment and Assumption Agreement
Exhibit D                     Escrow Agreement
Exhibit E                     Noncompetition Agreement
Exhibit F                     Computer Systems and Administrative Services
                              Agreement
Exhibit G                     Bill of Sale
Exhibit H                     Irving Lease
Exhibit I                     Moonachie Sublease
Schedule 1(a)                 Land
Schedule 1(b)                 Leases
Schedule 1(c)                 Fixed Assets
Schedule 1(d)                 Motor Vehicles
Schedule 1(e)(i)              Customers
Schedule 1(e)(ii)             Excluded Customer Reports
Schedule 1(g)(i)              Trademarks and Tradenames
Schedule 1(g)(iii)            Rights
Schedule 1(I)                 Contracts
Schedule 1(l)                 Telephone Numbers, Etc.
Schedule 1(o)                 Other Dixie Assets
Schedule 2(a)                 In-Process Inventory Valuation
Schedule 2(b)                 Cotton Bales
Schedule 6(g)                 Other Excluded Assets
Schedule 8(a)                 Assumed Liabilities
Schedule 11(d)(i)             1995 Property Adjustment Reports
Schedule 11(d)(ii)            1996 Property Adjustment Reports
Schedule 11(e)                Customer and Supplier Relationships
Schedule 11(f)                Special Arrangements
Schedule 11(g)                Sales Information
Schedule 11(j)                Out of the Ordinary Course Transactions
Schedule 11(k)                Customer Complaints Summary
Schedule 11(l)                Open/Blanket Purchase Orders
Schedule 11(m)                Pending Lawsuits
Schedule 11(n)                Required Consents
Schedule 11(o)                Employment Discrimination and Other Claims
Schedule 11(q)                Customer and Supplier Contracts
Schedule 11(r)                Assignable Upon Consent Contracts
Schedule 11(t)                Consigned Stock Locations
Schedule 11(v)                Real Property Compliance and Repairs
Schedule 11(w)(i)             Environmental Reports
Schedule 11(w)(ii)            Environmental Exceptions
Schedule 11(w)(v)             Permits
Schedule 11(w)(vii)           Environmental Complaints
Schedule 11(y)                Quality Standards
Schedule 11(z)                Summary of Insurance Policies
Schedule 11(aa)(i)            Pension Plans
Schedule 11(aa)(ii)           Welfare Plans
Schedule 11(aa)(iii)          Selected Dixie Employees
Schedule 11(aa)(vii)          Reportable Events
Schedule 11(aa)(viii)         Post-Retirement Life or Health Benefits
Schedule 11(aa)(ix)           Acceleration
Schedule 11(aa)(xi)(A)        Eligible Employees-Defined Benefit
Schedule 11(aa)(xi)(B)        Eligible Employees-Nonqualified Contribution
Schedule 11(aa)(xi)(C)        Eligible Employees-Nonqualified Savings
Schedule 11(bb)               Nontransferable Permits
Schedule 16(k)                Environmental Remedial Actions
Schedule 22(a)                Excluded Employees